SEC 18001426

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2018
Washington DC
408

SEC FILE NUMBER
8-14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 Alliance Road
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794 - 6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB gw

OATH OR AFFIRMATION

I, Patrick H. McEvoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public 2/12/18

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

TERESA R COOPER NOTARY PUBLIC - STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company and Subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, 3, 4, and 5 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, 3, 4, and 5 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor, however we are aware that we have served as the Company's auditor since at least 1975.

Columbus, Ohio
February 22, 2018

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	5,717,226
Accounts receivable from affiliates, net (note 3)		123,027
Accounts receivable, net		35,195
Commission receivable (note 3)		3,756,913
Deferred tax asset		32,684
Software, net of amortization		394,020
Investment securities, at fair value (note 7)		65,595
Other assets		225,478
Total assets	$	10,350,138
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	3,001,080
Payable to affiliates (note 3)		20,081
Accounts payable and accrued expenses		719,997
Federal and state income taxes payable		356,892
Total liabilities		4,098,050
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		4,862,088
Total stockholder's equity		6,252,088
Total liabilities and stockholder's equity	$	10,350,138

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

Year ended December 31, 2017

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	49,259,825
Sale of general securities (note 3)		2,137,050
Sale of fee-based products (note 3)		11,448,539
Investment income		4,386
Other income		52,654
Total revenues		62,902,454
Expenses:		
Commissions (note 3)		54,029,994
Service contract (note 3)		2,158,086
Salary expense		3,875,659
General expenses		901,698
Total expenses		60,965,437
Income before income taxes		1,937,017
Income taxes (note 2):		
Current expense		712,823
Deferred benefit		(27,754)
		685,069
Net income	$	1,251,948

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2016	$	336,000	1,054,000	4,534,140	5,924,140
Dividend to The Ohio National Life Insurance Company		—	—	(924,000)	(924,000)
Net income		—	—	1,251,948	1,251,948
Balance at December 31, 2017	$	336,000	1,054,000	4,862,088	6,252,088

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	1,251,948
Adjustments to reconcile net income to net cash used in operating activities:		
Software amortization		301,356
Trading Gains on investments		(2,928)
Changes in assets and liabilities:		
Increase in commission receivable		(1,113,735)
Increase in deferred tax asset (non cash)		(27,753)
Increase in software		(75,538)
Increase in accounts receivable		(55,330)
Increase in other assets		(1,253)
Increase in income taxes payable		77,512
Decrease in accounts payable and accrued commissions expense		(393,664)
Net cash used in operating activities		(39,385)
Cash flows from investing activities:		
Proceeds from sales of investment securities		392
Cost of investment securities acquired		(1,458)
Net cash used in investing activities		(1,066)
Cash flows from financing activities:		
Dividends paid to The Ohio National Life Insurance Company		(924,000)
Net cash used in financing activities		(924,000)
Decrease in cash		(964,451)
Cash at beginning of year		6,681,677
Cash at end of year	$	5,717,226
Federal income tax paid to The Ohio National Life Insurance Company	$	443,938

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company ("ONESCO" or the "Company") and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the "Companies"). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the "parent company" or "ONLIC"), is registered as an introducing broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers and Section k(2)(ii), which requires customer transactions to clear through another broker-dealer (clearing broker-dealer) on a fully disclosed basis and promptly transmits all customer funds and securities to such clearing broker-dealer which carries the accounts of such customers.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company earns commissions and fees from sales of variable life contracts under an underwriting agreement with Ohio National Life Assurance Corporation ("ONLAC") and annuity contracts under an underwriting agreement with ONLIC. Under the underwriting agreement, the Company earns revenue by distributing ONLAC's variable life insurance products and ONLIC's annuity products, collecting customer applications and payments, and remitting applications and payments to ONLAC and ONLIC. Sales loads on the contracts are recognized as revenue when earned. Commissions on the contracts are charged to expenses when due. See Note 3 regarding related party transactions.

Commissions and fees from the sales of registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Investment income is recognized when earned.

Service contract expense is recognized in the month the services are provided to the Companies (Note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature,

with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Investment securities are stated at estimated fair value, with trading gains and losses reported as investment income. The estimated fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out basis when calculating gains and losses, which are recorded on the trade date.

Software is carried at cost, net of amortization of $1,920,228. Amortization is computed principally using the straight-line method over the estimated useful life of the asset, which is 10 years. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), effective for annual periods beginning after December 15, 2017 for public business entities. The guidance provides a five step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards – e.g. insurance contracts). The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires enhanced disclosures of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company may adopt the new standard either using the full retrospective approach or a modified retrospective approach with a cumulative catch-up adjustment. The Company's implementation efforts include the identification of revenue within the guidance and the review of the customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation. The Company does not expect a material impact to the timing of revenue recognition.

The U.S. Department of Labor ("DOL") adopted new regulations (the "Rule"), applicable on June 9, 2017, which impose a heightened fiduciary duty standard of care when an advisor recommends the sale of investment or insurance products/services to 401(k) plans sold to employers, individual annuities sold to policyholders for their 401(k) plans as well as individual retirement accounts ("IRAs"). During the course of re-examining the rule, the DOL determined that a transitional version of the Rule would go into effect for 18 months, with the Impartial Conduct Standard and relaxed Exemption requirements for 84-24 and Best Interest Contract Exemption ("BICE"). The DOL issued a Request for Information (RFI) seeking comment on changes/improvements to the Rule. The DOL has had the opportunity to review the comments and recently sent the Final Rule to the Office of Management & Budget (OMB) for review. No clear date on final implementation is available at this time. As of the June 9th implementation, the Company has begun utilizing BICE for all recommendations to retirement investors.

(Continued)

(2) Income Taxes

The Companies file a consolidated federal income tax return with the parent company. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2017, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for federal income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2017, there are no reserves for uncertain tax positions.

On December 22, 2017, President Trump signed into law the tax legislation commonly known as the Tax Cuts and Jobs Act of 2017 (the "Act"). Under ASC 740, the effects of new legislation are recognized upon enactment, which (for federal legislation) is the date the President signs a bill into law.

The Act reduces the corporate income tax rate to 21 percent (previously 35 percent), effective January 1, 2018, for all corporations. As discussed above, the effects of the new legislation are recognized by adjusting the Company's deferred tax assets and/or liabilities as of December 22, 2017. The effects of the changes in tax laws or rates on deferred tax assets and/or liabilities are allocated to continuing operations and are reflected in the tax rate reconciliation within.

Total income tax expense for the year ended December 31, 2017 differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	Percentage	
Computed (expected) tax expense	$	677,956	35.00	%
Impact of tax rate change		18,761	0.97	
Nondeductible expenses (meals and entertainment)		10,004	0.52	
Transfer pricing		(75,533)	(3.90)	
State tax and interest expense, net of FIT expense		53,724	2.77	
Other		157	0.01	
Total expense and effective rate	$	685,069	35.37	%

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability relate to the following as of December 31:

		2017
Deferred tax asset:		
Contingent liabilities	$	115,853
Total gross deferred tax asset		115,853
Deferred tax liabilities:		
Software amortization		(83,169)
Total gross deferred tax liabilities		(83,169)
Net deferred tax asset	$	32,684

(3) Related-Party Transactions

The Companies have service contract agreements with ONLIC and Ohio National Equities, Inc. ("ONEQ"), an affiliate. The Companies are billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Companies bill ONLIC for certain administrative services, such as due diligence review of Ohio National agents, marketing, promotional activities, and educational training. ONESCO bills ONEQ for services and support, related to the contracting and licensing, marketing, compliance and training support services. There is no assurance that these costs would be similar if the Companies had to obtain such services and support on its own. The Companies had no accounts receivables due from or payables due to ONLIC and ONEQ related to these service contracts as of December 31, 2017. Charges included in service contract expenses for the year ended December 31 were as follows:

		2017
Service expense to ONLIC	$	2,849,622
Service reimbursement from ONLIC		(512,845)
Service reimbursement from ONEQ		(178,691)
Total service contract expenses incurred	$	2,158,086

ONESCO has an underwriting agreement with ONEQ, which in turn contracts with agents of ONLIC to sell and distribute annuity contracts as well as contracts with agents of ONLAC to sell and distribute variable universal life contracts of the parent. In connection with the sale of these contracts, ONESCO records gross dealer concession, sales loads and related commission expenses, and other allowances and expenses incurred with the distribution of the contracts. The accounts receivable from affiliates owed to ONESCO related to the underwriting agreement as of December 31 were as follows, which are shown on the face of the consolidated statement of financial condition:

		2017
ONLIC sales load, net of commissions	$	131,564
ONLAC sales load, net of commissions		—
Other expenses due ONLIC/ONLAC		(8,537)
Total receivable from affiliates, net	$	123,027

ONESCO has a selling agreement with ONEQ to provide certain marketing support services related to the sale and distribution of annuity contracts. The total revenue received from ONEQ for these marketing support services as of December 31, 2017 was $453,637. The amount owed by ONESCO to ONEQ as of December 31, 2017 was $20,081.

In addition, ONESCO sells registered investment products and variable contracts sponsored by independent parties. The accounts receivable due to the Company from the independent parties was $3,756,913 and the accounts payable due from ONESCO to the independent parties was $3,001,080 as of December 31, 2017.

During 2017, the sale of affiliated variable life and annuity contracts and unaffiliated registered investment products and variable contracts resulted in the following revenue and expenses as of December 31:

		2017
Affliated sale revenues	$	14,861,218
Unaffiliated sale revenues		47,984,196
Total sale revenues	$	62,845,414

(Continued)

		2017
Affliated commissions	$	12,242,607
Unaffiliated commissions		41,787,387
Total commissions expense	$	54,029,994

(4) Net Capital

As a registered broker and dealer in securities, ONESCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2017, ONESCO had a minimum capital requirement of $272,616, "aggregate indebtedness" and "net capital" of $4,089,244 and $2,175,521, respectively, and ratio of aggregate indebtedness to net capital of 1.88 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Companies establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Companies as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Companies review relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

(6) Fair Value Measurements

<u>*Fair Value Hierarchy*</u>
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Companies are required to categorize their assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the

inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, unit investment trusts, cash and cash equivalents, and exchange traded derivatives.
- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2017, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2017, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 5,717,226	—	—	5,717,226
Deposits	140,471	—	—	140,471
Investment securities:				
Money market	321	—	—	321
Mutual funds	65,274	—	—	65,274
Total assets	$ 5,923,292	—	—	5,923,292

Determination of Fair Values

The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the consolidated statement of financial condition.

Investment securities – Investment securities are Level 1 as the Companies hold investments in money markets, mutual funds and unit investment trusts that have quoted prices in active markets.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2 or Level 3 during 2017.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Investments

Investments in mutual funds and unit investment trusts are traded in a national exchange and are stated at the last reported sales price on the day of valuation. Analyses of net investment income follows for the year ended December 31:

		2017
Investment income	$	1,458
Realized gains		–
Unrealized gains		2,928
Investment income		4,386
Investment expenses		(392)
Net investment gain	$	3,994

The amortized cost and estimated fair value of investment securities for the year ended December 31, 2017 were as follows:

		Amortized cost	Estimated fair value
Money market funds	$	321	321
Mutual fund securities		62,111	65,274
Total investment securities	$	62,432	65,595

(8) Subsequent Events

The Companies have evaluated subsequent events through February 22, 2018, the date at which the consolidated financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2017

Assets		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$	5,252,172	383,214	81,840	—	5,717,226
Accounts receivable from affiliates, net		3,012,354	—	—	(2,889,327)	123,027
Accounts receivable, net		35,195	—	—	—	35,195
Commission receivable		838,042	2,918,871	—	—	3,756,913
Investment in wholly owned subsidiaries, at equity in their net assets		503,496	—	—	(503,496)	—
Deferred tax asset		32,684	—	—	—	32,684
Software, net of amortization		394,020	—	—	—	394,020
Investment securities, at fair value		65,595	—	—	—	65,595
Other assets		207,774	17,704	—	—	225,478
Total assets	$	10,341,332	3,319,789	81,840	(3,392,823)	10,350,138
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$	3,001,080	—	—	—	3,001,080
Payable to affiliates		20,504	2,889,327	(423)	(2,889,327)	20,081
Accounts payable and accrued expenses		719,997	—	—	—	719,997
Federal and state income tax payable		347,663	14,321	(5,092)	—	356,892
Total liabilities		4,089,244	2,903,648	(5,515)	(2,889,327)	4,098,050
Stockholder's equity:						
Common stock		336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital		1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings		4,862,088	271,141	77,355	(348,496)	4,862,088
Total stockholder's equity		6,252,088	416,141	87,355	(503,496)	6,252,088
Total liabilities and stockholder's equity	$	10,341,332	3,319,789	81,840	(3,392,823)	10,350,138

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Income

Year ended December 31, 2017

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 49,233,593	—	2,623,222	(2,596,990)	49,259,825
Sale of general securities	2,137,050	—	—	—	2,137,050
Sale of fee-based products	11,337,151	11,138,770	—	(11,027,382)	11,448,539
Investment income	4,386	—	—	—	4,386
Other income	52,654	—	—	—	52,654
Total revenues	62,764,834	11,138,770	2,623,222	(13,624,372)	62,902,454
Expenses:					
Commissions	54,029,994	11,027,382	2,596,990	(13,624,372)	54,029,994
Service contract	2,158,086	—	—	—	2,158,086
Salary expense	3,875,659	—	—	—	3,875,659
General expenses	863,734	12,633	25,331	—	901,698
Total expenses	60,927,473	11,040,015	2,622,321	(13,624,372)	60,965,437
Income before income taxes	1,837,361	98,755	901	—	1,937,017
Income taxes:					
Current expense	674,750	34,564	3,509	—	712,823
Deferred benefit	(27,754)	—	—	—	(27,754)
	646,996	34,564	3,509	—	685,069
Net income (loss) before net income of wholly owned subsidiaries	1,190,365	64,191	(2,608)	—	1,251,948
Net income of wholly owned subsidiaries	61,583	—	—	(61,583)	—
Net income (loss)	$ 1,251,948	64,191	(2,608)	(61,583)	1,251,948

See accompanying report of independent registered public accounting firm.

Schedule 3

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2017

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	4,089,244
Net capital		2,175,521
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $4,089,244)		272,616
Net capital in excess of requirements	$	1,902,905
Ratio of aggregate indebtedness to net capital		1.8797
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		4,862,088
Total net worth		6,252,088
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		3,515,850
Receivables from brokers or dealers		1,246
Other assets		549,673
		4,066,769
Net capital before haircuts on securities positions		2,185,319
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		9,798
Net capital	$	2,175,521

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2017 filed on unaudited Form X-17A-5, Part IIA on January 25, 2018.

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company and Subsidiaries:

We have reviewed management's statements, included in the accompanying The O.N. Equity Sales Company Exemption Report (the Exemption Report), in which (1) The O.N. Equity Sales Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 22, 2018

One Financial Way
Cincinnati, Ohio 45242

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

Post Office Box 371
Cincinnati, Ohio 45201-0371
Telephone: 513.794.6794

Exemption Report

The O.N. Equity Sales Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

"Special Account for the Exclusive Benefit of Customers" maintained.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

All customer transactions cleared through another broker-dealer (clearing broker-dealer) on a fully disclosed basis, and promptly transmits all customer funds and securities to such clearing broker-dealer which carries accounts of such customers.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2017 with the exception as described below:

Customer checks may be received by agents registered with the Company. The Company's policy is for agents to route checks to home office within 24 hours of receipt. Then, checks for existing accounts not requiring suitability review that are delivered after 12:00pm to the Company's home office are deposited to the clearing firm (Pershing LLC) within 24 hours after receipt at the home office. There were 5,435 such checks throughout 2017.

The O.N. Equity Sales Company

I, Patrick H. McEvoy, affirm that, to my best knowledge and belief, this Exemption Report is true ~~and correct~~.

By: Patrick H McEvoy

Title: President & Chief Executive Officer
Date: February 22, 2018

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
The O.N. Equity Sales Company and Subsidiaries:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by The O.N. Equity Sales Company (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the form of check copies paid to SIPC, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 22, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2203*************************MIXED AADC 220
14161 FINRA DEC
THE O.N. EQUITY SALES COMPANY
10300 ALLIANCE ROAD
CINCINNATI, OH 45242-4734

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Teresa Cooper (513) 794-6162

2. A.	General Assessment (item 2e from page 2)	$ 20,370
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/2017 Date Paid	(9,572)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	10,798
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 10,798

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 10,798

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

O.N. Investment Management Company (S) SEC #105662

Ohio National Insurance Agency, Inc. (S)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The O.N. Equity Sales Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 2018.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 62,902,454
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	48,778,005
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	541,756
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	2,928
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	49,322,689
2d. SIPC Net Operating Revenues	$ 13,579,765
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 20,370

(to page 1, line 2.A.)